Exhibit 19

Publication of Prospectus

The following Base Prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Base Prospectus dated 18 March 2026 (the “Prospectus”) relating to the £25,000,000,000 Euro Medium Term Note Programme of B.A.T. International Finance p.l.c., B.A.T Capital Corporation and B.A.T. Netherlands Finance B.V. (each as Issuers of the Senior Notes) and British American Tobacco p.l.c. and each of the Issuers of the Senior Notes (except where it is the relevant Issuer) (as Guarantors of the Senior Notes) and of British American Tobacco p.l.c. (as Issuer of the Subordinated Notes).

To view the Prospectus and certain documents incorporated by reference therein, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1703X_5-2026-3-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1703X_1-2026-3-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1703X_3-2026-3-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1703X_2-2026-3-18.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1703X_4-2026-3-18.pdf

The full documents will be submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries

Media Centre
press_office@bat.com | @BATplc

Investor Relations
Victoria Buxton | IR_team@bat.com

British American Tobacco p.l.c.
Globe House
4 Temple Place
London WC2R 2PG

18 March 2026

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.